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                                                                 EXHIBIT (d)(15)

PRESS RELEASE

FOR IMMEDIATE RELEASE:

                                          CONTACT: LARRY DENNEDY
                                          MACKENZIE PARTNERS, INC.
                                          (212) 929-5500

        DLZ CORP. INCREASES OFFER FOR DIGITAL LINK TO $10.85 PER SHARE;
                   EXTENDS TENDER OFFER TO NOVEMBER 15, 1999

    SANTA CLARA, California, November 1, 1999 -- DLZ Corp. announced today that it had increased its offer to purchase the outstanding shares of Digital Link, Inc. (NASDAQ:DLNK) to $10.85 cash per share. The offer has also been extended and will now expire at 12:00 midnight New York City time on Monday, November 15, 1999. As of 12:00 midnight New York City time on October 29, 1999, 2,690,031 shares of Digital Link stock had been tendered which, together with shares held by DLZ and its affiliates, constitutes approximately 83.5% of the outstanding Digital Link stock.

    DLZ determined to increase the tender offer price following discussions with representatives of its largest institutional investor. On October 29, 1999, the investor indicated that it was prepared to tender all of the shares it beneficially owned if the tender offer price were increased to $10.85 per share. As previously disclosed, under California law DLZ cannot consummate the tender offer, together with a follow-on short-form merger, unless the shares tendered in the tender offer, together with the shares already held by DLZ and its affiliates, equal at least 90% of Digital Link's outstanding shares. If as a result of the tender of sufficient additional shares, DLZ is able to reach the 90% minimum, it intends to proceed following completion of the tender offer with a short-form merger at the same price of $10.85 per share.

    The Information Agent for the Tender Offer is MacKenzie Partners, Inc. Additional information and copies of the tender offer documents can be obtained from MacKenzie by calling (800) 322-2885 Toll-Free or by calling (212) 929-5500.

About Digital Link

    Digital Link Corporation is leading provider of high-performance, cost-effective, digital network access products for narrowband and broadband applications. The company offers access solutions that increase the level of intelligence at the demarcation point where LAN's and WAN's meet. These products are used by Internet service providers and carriers as infrastructure equipment, and by enterprises for connectivity to WAN services. Digital Link is headquartered in Sunnyvale, California, and offers its products worldwide. Additional information about Digital Link is available at: http://www.dl.com.

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